

July 16, 2012

Via E-mail
Mr. Richard S. Chilinski
Chief Financial Officer
Littlefield Corporation
2501 N. Lamar Boulevard
Austin, Texas 78705

> **Re: Littlefield Corporation**
> **Form 10-K for the year ended December 31, 2011**
> **Filed March 27, 2012**
> **Form 10-Q for the Quarter Ended March 31, 2012**
> **Filed May 11, 2012**
> **File No. 333-92060**

Dear Mr. Chilinski:

We have reviewed your response letter dated July 10, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2011

Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-9
Note 2. Acquisitions and Reorganizations, page F-12

1. We note from your response to our prior comment six that the total purchase price for all 2011 acquisitions was $929,000. We further note that your response indicates that most acquisitions of bingo halls are structured as asset purchase agreements rather than acquisitions of a business. However, your December 31, 2011 financial statements indicate on page F-15 that increases to goodwill and covenants not to compete during 2011 were related to acquisition activities and that goodwill increased by $764,051 and

intangibles increased by $580,000, for a total assets acquired of $1,397,051 (including $53,000 of property, plant, and equipment per your response). Please explain why it appears that the amount of assets acquired (including goodwill and intangibles) is greater than the $929,000 purchase price of the acquisitions indicated in your response. Also, please explain to us why goodwill was recognized as part of these transactions if they were considered asset acquisitions, rather than business combinations. Your response should clearly explain the nature and amount of assets acquired, liabilities acquired (if any), and the allocation of the purchase price to the fair value of these assets and liabilities. We may have further comment upon receipt of your response.

Quarterly Report on Form 10-Q for the quarter ended March 31, 2012

Financial Statements, page 2
Notes to Consolidated Financial Statements (unaudited), page 7
Note 7 – Earnings per Share, page 9

2. We refer to your response to prior comment 12. Please clarify for us why the unvested options of 1,843,750 were anti-dilutive to earnings per share at March 31, 2012.

        You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

                                        Sincerely,

                                        /s/ David R. Humphrey, for

                                        Linda Cvrkel
                                        Branch Chief